                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                                (Amendment No. )

                        FORTUNE ENTERTAINMENT CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                               ($.0001 par value)
                         (Title of Class of Securities)

                                   3469644104
                                ----------------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
              Date of Event Which Requires Filing of This Statement

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                [x] Rule 13d-1(d)




















                                                               Page 1 of 4 pages


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                                  SCHEDULE 13G
                                  ------------

CUSIP 3469644104                                               Page 2 of 4 Pages
--------------------                                           -----------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mr. Bryan M. Dear



2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

3)       SEC USE ONLY


4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canadian

                             5)     SOLE VOTING POWER     910,0000


NUMBER                       6)     SHARED VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY                     7)     SOLE DISPOSITIVE POWER  910,000
EACH
REPORTING
PERSON WITH                  8)     SHARED DISPOSITIVE POWER


9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         910,000

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%

12)      TYPE OF REPORTING PERSON

         IN


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                                                               Page 3 of 4 pages
                                                               -----------------

Item  1(a).   Name of Issuer:     FORTUNE ENTERTAINMENT CORPORATION
              --------------

Item  1(b).   Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
                        2700 EAST SUNSET ROAD, SUITE 39, LAS VEGAS, NEVADA 89120
                         TEL: (702) 895-7812

Item  2(a).   Name of Person Filing:     BRYAN M. DEAR
              ---------------------


Item  2(b).   Address of Principal Business Office or, if None, Residence:
                  303-543 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 1X8
                  TEL:  (604) 683-2888


Item  2(c).   Citizenship:
              ------------
                  CANADIAN

Item  2(d).   Title of Class of Securities:
              -----------------------------
                  COMMON STOCK

Item  2(e).   CUSIP Number:
              -------------


Item 3     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
           ------------------------------------------------------------------
           check whether the person filing is a:
           -------------------------------------


Item 4.  Ownership:
         ----------

                  (a) 910,000

                  (b) 6.3%

                  (c) Number of shares as to which such person has:
                      (i)   Sole power to vote or to direct the vote: 910,000
                      (ii)  Shared power to vote or to direct the vote:
                      (iii) Sole power to dispose or to direct the disposition
                            of: 910,000
                      (iv) Shared power to dispose or to direct the disposition of:


Item 5-10.  Not Applicable






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                                                               Page 4 of 4 pages
                                                               -----------------



                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999



                                                          ----------------------
                                                          Bryan M. Dear